Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712
(800) 368-5569

January 6, 2006

Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Life Partners Holdings, Inc. Form 10-KSB for Fiscal Year Ended February 28, 2005 Form 10-QSB for the Quarterly Period Ended August 31, 2005 File No.0-7900

Dear Mr. Pande:

I have received your letter dated December 9, 2005 and have prepared the following response to your comments. My responses are numbered to correspond to the numbering of the paragraphs in your letter. I plan to revise all future filings in response to your letter.

We, the management of the Company, acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Premium Advances, page 29

1.
Premium advance expense and reimbursements have been included in other expense on the income statement. In future filings, we will disclose the amount of the premium advance expense included on the income statement in the “Summary of Significant Accounting Policies” footnote and in “Management’s Discussion and Analysis: Liquidity and Capital Resources” in our Form 10-KSB and Form 10-QSB.

Revenue Recognition, page 29

2.
We agree that our services for facilitating settlements and the ongoing monitoring services are separate deliverables. We have accounted for each service as a separate accounting unit as required under EITF 00-21. Revenues relating to the monitoring services are not recognized upon settlement, but are deferred and amortized over the life expectancy of the settlor as determined at settlement. See our most recent Form 10-QSB, page 13.

Mr. Amit Pande
January 6, 2006

The $100 per settlement is deferred for both viatical and life settlements. The deferral amount of $100 is the fee to monitor the insureds and notify the appropriate companies when the insured dies. The amount is an estimate of the typical monitoring costs over the average deferral period. The fee is amortized over the life expectancy of the insured. See our most recent Form 10-QSB, page 13. In response to your comments, we will defer $100 per settlement for viatical settlements and $200 for life settlements in order to take into consideration the generally longer life spans of life settlors.

Artifacts and Other, page 30

3.
We view our collection of artifacts as a means to build community awareness and publicity. In addition to its investment value, we utilize the collection to promote our presence within the community. Our collection is quite extensive and rivals many large museum collections. Our collection is open to the public and area schools often tour the collection. Since our business does not manufacture products familiar to the general public or lend itself to interaction with the general public, the use of our collection as a corporate promotional tool has been very successful in broadening an awareness of our Company and the services it provides.

We have not had artifact expense in several quarters, and presently expect no capital expenditures or expense to expand the collection. If we do add to the collection, we shall expand future “Management’s Discussion and Analysis” discussions to better describe the relationship of the collection with our corporate purpose.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Financial Statements of Cash Flows, page 7

4.	Our future 10-QSB filings will reflect the unrealized gains (losses) as non-cash items in the cash flows from operations.

5.
The policy acquisition expense of $620,024 included cash outflows for the investment in policies of $555,505 and additional policy acquisition expense of $64,519, which represented an accrual for premiums due on the Company’s policies. At August 31, 2005, the investment in policies of $556,385 represented the Company’s cost of $555,505 plus the cash surrender values of $880.

6.
Due to the amount and nature of the Company’s proprietary software, the Company elected to break out this in the property and equipment section on the Form 10-QSB for the quarter ended August 31, 2005. The software costs had been incurred since September 2003. However, included in the amount reflected on the financial statements was other software that had been purchased by the Company in prior years, which is not proprietary to our business development. In future filings, we will show only the proprietary software attributed to the Company.

Mr. Amit Pande
January 6, 2006

7.
The proprietary software was developed as internal-use software in processing the Company’s life applications and the data storage of the applications and supporting documents. Presently, the Company has no plan to market the software externally. We believe that the software is being accounted for in compliance with SOP 98-1.

We will include in the Company’s accounting policies a statement that the proprietary software has been developed to meet the Company’s life applications and supporting documentation processing. The software will be amortized over five years from the time it was implemented.

Item 2. Management’s Discussion and Analysis

Critical Accounting Estimates, Assumptions and Policies, page 13

8.
As requested, the non-GAAP disclosures required by Item 10(h)(1)(i) of Regulation S-B will include the following reconciliation with respect to the non-GAAP presentation as compared to the GAAP presentation:

		Earnings per Share
Net income, as reported	$716,626	$0.08
Policy acquisition costs	620,024	0.07
Deferred income tax	(231,539)	(0.03)
Pro-Forma Net income using Proposed FASB FSP 85-4a	$1,105,111	$0.12

In future filings, we will include a similar reconciliation between GAAP and non-GAAP presentations to the extent that such reconciliations are necessary prior to the implementation of proposed FASB FSP 85-4a and our acquisition or disposition of such policies during forthcoming quarters.

We understand that your comments or our changes to disclosures in response to your comments does not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

You may direct questions or comments regarding the comments and responses to Ms. Brenda Phillips at 405-842-4420.

Very truly yours,

Nina Piper
Chief Financial Officer

Cc: Mr. Michael Volley/SEC